[Adopted in Release No. IC-17085 (84,434), effective September 25, 1989,
                                  54 F.R.32048]
                     U.S. Securities and Exchange Commission
                               Washington DC 20549

                                  FORM N-17F-2


          Form N-17f-2
Certificate of Accounting of Securities and Similar Investments in the Custody
                 of Management Investment Companies

                    Pursuant to Rule 17f-2 [17CFR 270.17f-2]


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1.   Investment Company Act File Number: 811-07687    Date Examination Complete:
          First American Strategy Funds, Inc.
                                                                9/30/98

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2.   State Identification Number

          (See attached Exhibit A - State Registration
          Report for a list of portfolios and classes)














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3.   Exact number of investment company as specified in registration statement:
          333-07463

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4.   Address of principal executive office: (number, street, city, state, zip code)
          1 Freedom Valley Drive, Oaks, PA 19456

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INSTRUCTIONS
This form must be completed by the investment companies that have custody of securities or similar investments.
Investment Company

                       [KPMG PEAT MARWICK LLP LETTERHEAD]


                          INDEPENDENT AUDITORS' REPORT



The Board of Directors of
   First American Strategy Funds Inc.:


We have examined management's assertion, included in its representation letter, that Income Fund, Growth and Income Fund, Growth Fund, and Aggressive Growth Fund of First American Strategy Funds, Inc. (the Funds) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of September 30, 1998. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 1998, and with respect to agreement of security purchases and sales, for the period from June 30, 1998 (the date of our last examination) through September 30, 1998:

    * Confirmation of securities held directly with the transfer agent (DST Systems, Inc.);

    * Confirmation or examination of underlying documentation of securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with broker-dealers and/or transfer agents;

    * Reconciliation of all such securities to the books and records of the Funds and the Custodian; and

    *   Test of security transactions since our last report.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with the specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 1998, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management of First American Strategy Funds, Inc. and the Securities and Exchange Commission, and should not be used for any other purpose and is not intended to be and should not be used by anyone other than these specified parties.

KPMG Peat Marwick LLP





Minneapolis, Minnesota
November 13, 1998

                         AUTOMATED BUSINESS DEVELOPMENT
                               CLEAR SKY DIVISION
              STATE REGISTRATION REPORT AS OF: 10/01/98 @ 12:02:02

GROUP: FAS

FUND NAMES                          FUND CODE   AK  AL  AR  AZ  CA  CO  CT  DC  DE  FL  GA  GU  HI  IA  ID
FAS - Income Fund                   |FAS01     | X | X | X | X | X | X | X | X | X | X | X |   | X | X | X |
                                               |   |   |   |   |   |   |   |   |   |   |   |   |   |   |   |

FAS - Growth and Income Fund        |FAS02     | X | X | X | X | X | X | X | X | X | X | X |   | X | X | X |
                                    |          |   |   |   |   |   |   |   |   |   |   |   |   |   |   |   |

FAS - Growth Fund                   |FAS03     | X | X | X | X | X | X | X | X | X | X | X |   | X | X | X |
                                    |          |   |   |   |   |   |   |   |   |   |   |   |   |   |   |   |

FAS - Aggressive Growth Fund        |FAS04     | X | X | X | X | X | X | X | X | X | X | X |   | X | X | X |
                                    |          |   |   |   |   |   |   |   |   |   |   |   |   |   |   |   |

                       [WIDE TABLE CONTINUED FROM ABOVE]

FUND NAMES                          FUND CODE   IL  IN  KS  KY  LA  MA  MD  ME  MI  MN  MO  MS
FAS - Income Fund                   |FAS01     | X | X | X | X | X | X | X | X | X | X | X | X |
                                               |   |   |   |   |   |   |   |   |   |   |   |   |

FAS - Growth and Income Fund        |FAS02     | X | X | X | X | X | X | X | X | X | X | X | X |
                                    |          |   |   |   |   |   |   |   |   |   |   |   |   |

FAS - Growth Fund                   |FAS03     | X | X | X | X | X | X | X | X | X | X | X | X |
                                    |          |   |   |   |   |   |   |   |   |   |   |   |   |

FAS - Aggressive Growth Fund        |FAS04     | X | X | X | X | X | X | X | X | X | X | X | X |
                                    |          |   |   |   |   |   |   |   |   |   |   |   |   |


PAGE: 1

                         AUTOMATED BUSINESS DEVELOPMENT
                               CLEAR SKY DIVISION
              STATE REGISTRATION REPORT AS OF: 10/01/98 @ 12:02:02

GROUP:FAS

FUND NAMES                          FUND CODE   MT  NC  ND  NE  NH  NJ  NM  NV  NY  OH  OK  OR  PA  PR
FAS - Income Fund                   |FAS01     | X | X | X | X | X | X | X | X | X | X | X | X | X | X |
                                    |          |   |   |   |   |   |   |   |   |   |   |   |   |   |   |

FAS - Growth and Income Fund        |FAS02     | X | X | X | X | X | X | X | X | X | X | X | X | X | X |
                                    |          |   |   |   |   |   |   |   |   |   |   |   |   |   |   |

FAS - Growth Fund                   |FAS03     | X | X | X | X | X | X | X | X | X | X | X | X | X | X |
                                    |          |   |   |   |   |   |   |   |   |   |   |   |   |   |   |

FAS - Aggressive Growth Fund        |FAS04     | X | X | X | X | X | X | X | X | X | X | X | X | X | X |
                                    |          |   |   |   |   |   |   |   |   |   |   |   |   |   |   |

                       [WIDE TABLE CONTINUED FROM ABOVE]

FUND NAMES                          FUND CODE   RI  SC  SD  TN  TX  UT  VA  VI  VT  WA  WI  WV  WY
FAS - Income Fund                   |FAS01     | X | X | X | X | X | X | X |   | X | X | X | X | X |
                                    |          |   |   |   |   |   |   |   |   |   |   |   |   |   |

FAS - Growth and Income Fund        |FAS02     | X | X | X | X | X | X | X |   | X | X | X | X | X |
                                    |          |   |   |   |   |   |   |   |   |   |   |   |   |   |

FAS - Growth Fund                   |FAS03     | X | X | X | X | X | X | X |   | X | X | X | X | X |
                                    |          |   |   |   |   |   |   |   |   |   |   |   |   |   |

FAS - Aggressive Growth Fund        |FAS04     | X | X | X | X | X | X | X |   | X | X | X | X | X |
                                    |          |   |   |   |   |   |   |   |   |   |   |   |   |   |


PAGE: 2